News Release
               LA-Z-BOY, INC. REPORTS STRONG FIRST QUARTER GAINS

NYSE & PCX:  LZB                       Contact:  Gene Hardy (734) 241-4306


MONROE, MI., August 4, 1998: La-Z-Boy Incorporated, one of the world's largest producers of furniture, continued reaching record levels of quarterly sales and profit.


Financial Details
For the first quarter of La-Z-Boy's 1999 fiscal year that ended 7/25/98, sales reached $268.9 million, up 27% from last year's first quarter of $212.3 million. Net income was up 316% to $7.2 million vs. $1.7 million. Diluted EPS (Earnings Per Share) was up 300% to $0.40 vs. $0.10. (Last year's diluted EPS would have been $0.20 without a one-time expense relating to Montgomery Ward's bankruptcy.)


President Comments
According to La-Z-Boy President and Chief Operating Officer, Gerald L. Kiser, "Strong incoming orders during the spring of the year helped cause us to exceed our internal sales and profit goals in the first quarter. We are on our way to performing better than our publicly stated goal of annual sales growing at least 10% or greater than the industry rate. Based on our latest sales indicators, it looks like August and September sales growth should continue to be strong; although not as high on a percentage basis as in the first quarter."


Marketing
Retail furniture sales remained seasonally strong throughout the first quarter, helping drive record results. Residential division dealers purchased a record number of company-produced four-color free-standing newspaper inserts. Newspaper insertions in support of Father's Day 1998 nearly doubled from 1997 levels. The ability for dealers to advertise the full range of La-Z-Boy products has been enhanced by the company's move to CD-ROM technology.

In October of this year, the Residential division and the Kincaid division will be introducing a joint collection of upholstered products and casegoods inspired by the works of renowned artist Thomas Kinkade, the "Painter of Light". The Thomas Kinkade name and product lines are strong forces at retail and hold great appeal for women consumers in particular. Previously, the Kincaid division has enjoyed success from its licensing venture with Ducks Unlimited. This is the first licensing agreement signed by the Residential division and the first time the two divisions will have introduced products jointly.

The Business Furniture division launched the third issue of its "All Products Catalog" and initiated a new marketing partnership between La-Z-Boy Business Furniture and its distributors. Key components of the program include direct mail brochures, newspaper advertisements, radio/television commercials and point-of-sale materials.


Dividend Increase and Stock Split
Both of the following items were previously announced on 7/27/98: La-Z-Boy declared a 14% increase in dividends to $0.24 per share for shareholders of record August 21, 1998, payable September 10, 1998. In addition La-Z-Boy plans to split its common stock 3 for 1 (two additional shares will be issued for each share held) to holders of record at the close of business on August 21, 1998, with distribution to be made September 14, 1998.


More Information
La-Z-Boy Inc.'s first quarter 10-Q filing including an income statement, balance sheet, cash flow statement and additional management discussion is available now at the Company's internet site (lazboy.com/report/index.html). This press release is just one part of La-Z-Boy Incorporated's disclosures and should be read in conjunction with all other 10-Q information. About 48 hours after this release, this first quarter 10-Q information should be available on the SEC's internet site (sec.gov/cgi-bin/srch-edgar?la-z-boy).


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8/4/98                                                       Page 1 of 3

                  La-Z-Boy Incorporated Financial Information Release
                          CONSOLIDATED STATEMENT OF INCOME
                    (Amounts in thousands, except per share data)

                                 FIRST QUARTER ENDED (UNAUDITED)
                       ----------------------------------------------
                       July 25,  July 26,   % Over   Percent of Sales
                       ------------------
                         1998      1997     (Under)     1998    1997
                       --------  --------  --------   -------  ------

    .................
Sales ...............  $268,880  $212,326       27%    100.0%  100.0%
Cost of sales .......   205,431   164,184       25%     76.4%   77.3%
                       --------  --------  --------   -------   -----
     Gross profit ...    63,449    48,142       32%     23.6%   22.7%

S, G & A ............    51,288    45,357       13%     19.1%   21.4%

                       --------  --------  --------   -------   -----
     Operating profit    12,161     2,785      337%      4.5%    1.3%

Interest expense ....     1,187     1,024       16%      0.4%    0.5%
Interest income .....       577       482       20%      0.2%    0.2%
Other income ........       355       750      -53%      0.1%    0.4%

                       --------  --------  --------   -------   -----
     Pretax income ..    11,906     2,993      298%      4.4%    1.4%

Income tax expense ..     4,722     1,267      273%     39.7%*  42.3%*

                       --------  --------  --------   -------   -----
     Net income .....  $  7,184  $  1,726      316%      2.7%    0.8%
                       ========  ========  ========   =======   =====


  Basic EPS .........  $   0.40  $   0.10      300%

  Diluted EPS .......  $   0.40  $   0.10      300%

  Dividends per share  $   0.21  $   0.21        0%

* As a percent of pretax income, not sales.

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8/4/98                                                                   Page 2 of 3

                          La-Z-Boy Incorporated Financial Information Release
                                      CONSOLIDATED BALANCE SHEET
                                        (Dollars in thousands)

                                              Unaudited                Increase           Audited
                                              ---------
                                         July 25,    July 26,         (Decrease)          Apr. 25,
                                                                      ----------
                                           1998        1997      Dollars      Percent        1998
                                        ---------   ---------   ---------    ---------  ---------

 Current assets
  Cash & equivalents .................  $  45,619   $  39,610   $   6,009          15%  $  28,700
  Receivables ........................    196,128     164,101      32,027          20%    238,260
  Inventories
    Raw materials ....................     45,706      40,455       5,251          13%     43,883
    Work-in-process ..................     42,639      35,880       6,759          19%     40,640
    Finished goods ...................     35,667      37,890      (2,223)         -6%     30,193

                                        ---------   ---------   ---------    ---------  ---------
      FIFO inventories ...............    124,012     114,225       9,787           9%    114,716
      Excess of FIFO over LIFO .......    (22,740)    (21,297)     (1,443)         -7%    (22,812)

                                        ---------   ---------   ---------    ---------  ---------
         Total inventories ...........    101,272      92,928       8,344           9%     91,904

  Deferred income taxes ..............     16,627      20,950      (4,323)        -21%     16,679
  Income taxes .......................       --          --           N/M         N/M         936
  Other current assets ...............      5,282       1,706       3,576         210%      6,549

                                        ---------   ---------   ---------    ---------  ---------
    Total current assets .............    364,928     319,295      45,633          14%    383,028

Property, plant & equipment ..........    120,685     115,610       5,075           4%    121,762

Goodwill .............................     48,533      40,187       8,346          21%     49,413

Other long-term assets ...............     27,964      34,583      (6,619)        -19%     26,148

                                        ---------   ---------   ---------    --------   ---------
      Total assets ...................  $ 562,110   $ 509,675   $  52,435          10%  $ 580,351
                                        =========   =========   =========    =========  =========



Current liabilities
  Current portion - l/t debt .........     $4,805   $   4,611   $     194           4%  $   4,822
  Current portion - capital leases ...      1,205       1,932        (727)        -38%      1,383
  Accounts payable ...................     35,613      29,959       5,654          19%     36,703
  Payroll/other comp .................     29,252      23,014       6,238          27%     39,617
  Income taxes .......................      1,613       5,105      (3,492)        -68%        --
  Other current liabilities ..........     23,194      17,017       6,177          36%     25,764
                                        ---------   ---------    ---------   ---------  ---------
    Total current liabilities ........     95,682      81,638      14,044          17%    108,289

Long-term debt .......................     63,360      50,524      12,836          25%     66,434

Capital leases .......................        555       1,760      (1,205)        -68%        819

Deferred income taxes ................      5,500       6,329        (829)        -13%      5,478

Other long-term liabilities ..........     11,609      10,143       1,466          14%     11,122

Commitments & contingencies ..........       --          --           N/M         N/M        --

Shareholders' equity
  Common shares, $1 par ..............     17,748      17,975        (227)         -1%     17,850
  Capital in excess of par ...........     29,964      28,318       1,646           6%     29,262
  Retained earnings ..................    339,214     313,893      25,321           8%    342,146
  Currency translation ...............     (1,522)       (905)       (617)        -68%     (1,049)

                                        ---------   ---------   ---------    ---------  ---------
    Total shareholders' equity .......    385,404     359,281      26,123           7%    388,209
                                        ---------   ---------   ---------    ---------  ---------
      Total liabilities and
      shareholders' equity ...........  $ 562,110   $ 509,675   $  52,435          10%  $ 580,351
                                        =========   =========   =========    =========  =========
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8/4/98                                                         Page 3 of 3

             La-Z-Boy Incorporated Financial Information Release
                            Comments and Analysis


Overall:
Refer to today's press release for additional information.


Sales:
Sales in the first quarter of fiscal year 1999 were up 27% over the prior year's quarter primarily due to a very strong month of May sales in the current year compared to much weaker than normal sales in May last year. (Sales increases for the months of June and July compared to prior year comparable months were good but not nearly as strong as May.) In addition, sales were bolstered by acquisitions of companies; a product mix which favored higher priced products and selling price increases of 0.5% - 1.5%. Sales increases were not caused by any new significant product line introductions or sales promotions. That is, a "normal" amount of new styles, fabrics and promotional activity occurred in both years' first quarter.


Gross profit margins:
Gross profit margins increased to 23.6% of sales from 22.7% in last year's first quarter. Margins were favorably affected by a significant growth in unit sales volume, which allowed fixed overhead costs to be absorbed more efficiently. Also, the absence of a build-up in manufacturing costs due to positioning residential upholstery plants for the fall selling season and raw material parts delivery disruptions (which were present in the prior year) favorably impacted gross profit margins. Margins were unfavorably impacted by a product mix which favored lower margin products, higher inbound freight costs, higher indirect labor expenses, higher overtime costs and higher utility expenses.

As mentioned in the press release, anticipated strong sales growth in August and September should favorably affect fixed costs - although with not as much of a percentage impact because unit growth isn't expected to be as high as in the first quarter. Unfavorable gross margin impacts from product mix are expected to continue in the short term. However; it is difficult to estimate whether the other items that caused unfavorable margin impacts in the first quarter will continue, get worse or get better in the second quarter.


S,G & A:
First quarter S,G & A decreased to 19.1% of sales vs. 21.4% last year. The largest cause was due to a decrease in bad debts expense. The prior year had $3.1 million of expense relating to the Chapter 11 declaration of bankruptcy by Montgomery Ward Holding Corporation. As expected, performance bonus related expenses increased due to higher sales & profits and Information Technology (I.T.) expenses increased mainly due to Year 2000 related projects and work on production tracking systems. La-Z-Boy held many other S,G & A expenses at a growth rate much lower than the sales growth rate, thus somewhat offsetting the higher performance bonus and I.T. related increases. Higher bonus and I.T. related expenses are expected to continue throughout the year.


Income tax expense:
Income tax expense as a percent of pretax income declined to 39.7% from 42.3% last year. With the traditionally lower income in the first quarter of the year, rate fluctuations are common due to international and non-deductible amortization effects being amplified.